January 6, 2025

Glynn Wilson
Chief Executive Officer
Caring Brands, Inc.
1061 E. Indiantown Rd.
Suite 110
Jupiter, FL 33477

       Re: Caring Brands, Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted December 20, 2024
           CIK No. 0002020737
Dear Glynn Wilson:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 15, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December
20,
2024
Prospectus Summary
Company Overview, page 1

1. We note your revised disclosure in response to comment 2, which we reissue in part. We refer to your disclosure on page 1 that Photocil was briefly launched in the
       United States prior to its Q3 2022 commercial launch in India as a treatment for vitiligo and psoriasis. However, you also disclose that Photocil entered the U.S.
 January 6, 2025
Page 2

       market in Q4 2022 on Amazon and was subsequently removed from the U.S. market on Q2 2023. Please revise to clearly state when Photocil was launched in the United
       States, why Photocil was removed from the U.S. market in Q2 2023, and whether the product's formulation has been changed since its removal in 2023.
2. We note your revised disclosure relating to the global phototherapy, vitiligo, and psoriasis treatment markets in response to prior comment 4, which we reissue in part.
       Please revise your disclosure to address the following comments:

             We refer to your disclosure that Photocil has initially been launched in the United
           States and Indian markets to date. Please clarify the proportion that the U.S. and
           Indian markets comprise of the phototherapy, vilitigo, and psoriasis global markets. Please also disclose the range of products and services that are covered by these global market figures and clarify, if true, that you only provide products representing a small fraction of such market figures. Please make conforming changes to your Market Opportunity section; and

             We refer to a certain report disclosed as the source for your estimated global vitiligo market size. Specifically, we note that the forecast period used to calculate the vitiligo treatment market size is from 2018 to 2032. To provide investors with additional context about recent growth in the industry, please revise to provide the market size and growth rate over a more recent time period.
3. Please revise to provide clear descriptions of the primary endpoints for your clinical trials and revise your characterizations of the trials to discuss the data, rather than drawing conclusions from the results. Please also revise to provide a brief explanation regarding how p-values are used to measure statistical significance, the p-value that you have to achieve to conclude a statistically significant result, and clearly state whether the data for Trial 3 was found to be statistically significant. Please also consider including your revised discussion of these clinical trials under an appropriate heading in the Business section.
4. We note that JW-700 has been clinically shown to increase the enzymes needed for minoxidil, which appears to be a third-party FDA-approved over-the-counter medication used to treat hair loss. Please revise your disclosure throughout the registration statement to clarify, if true, that JW-700 does not independently treat hair loss and promote hair regrowth as a standalone product and must be used in conjunction with a third-party product.
5. We note your revised disclosure in response to prior comment 8 that NoStingz was previously commercialized and is currently being re-formulated under Caring Brands as a sunscreen product designed to provide protection against both UV rays and jellyfish stings. Please expand your disclosure to discuss when and the jurisdictions in which NoStingz was previously commercialized. Please also disclose when the product was removed from the market, the reasons for its removal, and the key differences between the prior commercialized version and the reformulation of the product.
 January 6, 2025
Page 3
Unaudited Pro Forma Condensed Combined Financial Statements, page 31

6. We note your response to comment 21. It is not clear where additional disclosures have been provided as your response indicates. We note your disclosures on page 34 regarding certain services that will be provided under the separation agreement and also disclosure regarding costs you expect to incur to replace certain services previously provided by Jupiter Wellness. Please tell us what consideration was given to reflecting the additional costs including those associated with the separation agreement in your pro forma financial information. Please also disclose the terms of the separation agreement, including the consideration that you will pay for these services. Please refer to Rule 11-02(a)(6)(ii) of Regulation S-X.
7. We note your response to comment 22. It is not clear where additional disclosures have been provided as your response indicates. We note your disclosures regarding the Taisho License, including that it will be transferred to the company from Safety
       Shot pursuant to the Separation and Exchange Agreement. Please tell us what consideration you gave to reflecting this transaction in the pro forma financial information.
Management's Discussion and Analysis, page 34

8. We note your response to comment 23. It is not clear where additional disclosures have been provided as your response indicates. As previously requested, please provide a more clear description of the status of your current operations and your plan of operations for the next twelve months. For example your disclosures elsewhere including on page 1 indicate that you currently offer several over-the-counter cosmetic, consumer products and your product pipeline includes a diverse range of products, such as hair loss treatments, eczema and psoriasis treatments, vitiligo
       solutions, jellyfish sting protective suncare line and women   s sexual
wellness
       products. In addition, one of your more recent transactions in June 2024 was related to a license agreement with NOVODX Corporation for licenses to use, market, and sell
       Ebola Rapid Tests. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies, and the timelines and associated costs accompanying each proposed step in your business plan.
Critical Accounting Policies and Estimates, page 37

9. The disclosures provided for each of your identified critical accounting policies appear to provide investors with a discussion as to how you are accounting for these items in accordance with US GAAP and are similar to your significant accounting policies disclosures rather than providing investors with an understanding as to what the critical estimates being made are and how the uncertainty associated with those estimates may impact your consolidated financial statements. Please revise the disclosures for each of your critical estimates made in preparing your consolidated financial statements to sufficiently explain to investors what each critical estimate is;
       the uncertainties associated with the critical estimates; the methods and assumptions used to make the critical estimates, including an explanation as to how you arrived at the assumptions used; the events or transactions that could materially impact the assumptions made; and how reasonably likely changes to those assumptions could
 January 6, 2025
Page 4

       impact your consolidated financial statements. Provide investors with quantified information to the extent meaningful and available. Please refer to
Section 501.14 of
       the Financial Reporting Codification.
Business, page 40

10. We note your revised disclosure in response to prior comment 25 and reissue the comment in part. Specifically, we note your disclosure that dimethicone is the USP monographed ingredient used in your Photocil product. Please further revise your disclosure to describe the use and effect of dimethicone in your Photocil product, how the technology used in Photocil differs from technology used in other
OTC
       sunscreens, and whether dimethicone is used in other OTC sunscreen products.
11. We note your revised disclosure in response to prior comment 29 and reissue the comment in part. Specifically, we note your disclosure that your licensee in India is currently exploring additional sub-licensing opportunities in various countries, although no formal agreements have been entered into at this time. Please revise to identify the licensee in India and confirm whether you have entered into a license agreement with such licensee, and if so, please provide a brief description of the material terms of the license agreement and file the agreement as an exhibit to the registration statement or explain to us why you believe you are not required to do so.
       Refer to Item 601(b)(10) of Regulation S-K.
Intellectual Property, page 42

12. We refer to your revised disclosure in response to prior comment 32. We note that you
       have deleted the column for    Product/Technology    in your table.
Please restore this
       disclosure accordingly.
Research and Development, page 42

13. We note your revised disclosure in response to prior comment 33 and reissue the comment in part. We note your disclosure on pages 2 and 3 that the research and commercial license agreements are valid only in jurisdictions where NOVODX has a valid claim. Please revise your disclosure to clarify these jurisdictions in which
       NOVODX has a valid claim.
Our Market Opportunity, page 43

14. We refer to your revised disclosure in response to prior comment 34 that JW-700 was soft-launched on Amazon in Q4 2024 and that you anticipate sales pursuant to your
       Sales Agent Agreement with NOVODX Corporation to begin by the end of the year.
       Please disclose the date on which JW-700 was launched in the United States on
       Amazon and clarify the current status of your sale of your JW-700 product on
       NOVODX's e-commerce platform.
Competition, page 44

15. We note your revised disclosure in response to comment 37 and reissue the comment.
       Please revise your disclosure in this section to identify your competitors within the various markets in which you will compete and discuss how your products differs from those of your competitors and how you plan to compete with the existing well-
 January 6, 2025
Page 5

       known brands in the industries. In this regard, please explain in greater detail the
       "unique mechanism of action that offers clinical benefits not provided by traditional products."
Government Regulations, page 44

16. We note your revised disclosure in response to prior comment 38, which we reissue in part. Please revise your disclosure to include a discussion of the regulatory requirements for your cosmetic products in the U.S. and other relevant jurisdictions.
Executive and Director Compensation, page 50

17. We note your response to prior comment 39. Please update your executive compensation table for the fiscal year ended December 31, 2024. Refer to
Item 402 of
       Regulaton S-K and Question 117.05 of Regulation S-K Compliance and Disclosure
       Interpretations.
Certain Relationships and Related Party Transactions, page 51

18. We note your revised disclosure throughout the registration statement describing
       NOVODX Corporation as a related party. Please revise your disclosure here and elsewhere in the registraiton statement to include the information required by Item
       404 of Regulation S-K relating to your relationship with NOVODX. Relationship with Safety Shot
Historical Relationship with Safety Shot, page 52

19. We note your disclosure on page 52 that "following the Separation Agreement, there are no services being provided by Safety Shot to Caring Brands Florida" in response to prior comment 41. However, you continue to disclose elsewhere, such as on page
       31 that "Safety Shot currently provides certain services to us, and costs associated with these functions have not been allocated to us," and on page 34, you state that you
       "may agree with Safety Shot to extend the service periods for a limited amount of time" and that "certain services will be provided under the Separation Agreement."
       Please revise your disclosure to clarify what, if any, services are or will be provided by Safety Shot to the Company under the Separation Agreement.
Security Ownership of Certain Beneficial Owners and Management, page 57

20. We note your disclosure on pages 7 and 57 that you issued 3 million shares of common stock to the stockholders of Safety Shot, of which 2 million shares of common stock will be distributed to the shareholders of Safety Shot following the effectiveness of this registration statement. However, you disclose on page Alt-11 that
       Safety Shot beneficially owns 2 million shares of common stock prior to the effectiveness of the registration statement. We also note your disclosure on page Alt-
       11 that NOVODX Corporation beneficially owns 1 million shares of common stock prior to the offering, but is not disclosed elsewhere in the registration statement.
       Please reconcile and revise your disclosures accordingly.
 January 6, 2025
Page 6
Index to Consolidated Financial Statements, page F-1

21. Based on disclosure on page 40, it appears CBI NV acquired all of the equity of CBI
       FL on September 24, 2024, and they were entities under common control prior to the transaction. CBI NV had no operations since inception and appears to have been created to effect a recapitalization. Please explain to us your basis for presenting the financial statements included in this document and how their inclusion meets the requirements of Regulation S-X. Explain why the financial statements of the registrant required by Article 8 would not reflect the combined accounts of the two entities as a single set of financial statements, with the historical periods reflecting the operations of CBI FL and the recapitalization reflected for all periods presented.
Note 1 - Organization and Business Operations, page F-16

22. We note your response to comment 43. It is not clear where additional disclosures have been provided as your response indicates. Please explain and disclose the basis of presentation for the carve-out financial statements, specifically how you determined which operations should be included in the carve-out financial statements.
       We note your disclosures that you were an operating segment of Safety
Shot;
       however, there are no disclosures in the Form 10-K for the year ended December 31,
       2023, of Safety Shot indicating that there are different operating segments. We also note other disclosures indicating that the company has operated as a wholly owned subsidiary of Safety Shot.
23. We note your response to comment 44. Please address the following pursuant to SAB
       Topic 1.B.1:
           Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf;
           In a similar manner to your response, please disclose that you do not believe that there would be a material difference in expenses if you had been on a stand-alone basis; and
           Please provide an analysis of the intercompany account with Safety Shot, Inc. as well as the average balance due to Safety Shot, Inc. during each period presented.
          The analysis of the intercompany account may take the form of a listing of transactions (e.g., the allocation of costs, intercompany purchases, and cash transfers between entities) during each period presented, reconciled to the intercompany account reflected in the combined financial statements. Income Taxes, page F-18

24. We note your response to comment 45. It is not clear where additional disclosures have been provided as your response indicates. Please clarify in your disclosures in the notes to the financial statements whether you are using the separate return approach. If the historical statements of operations do not reflect the tax provision on a separate return basis, please revise the pro forma financial information provided to include a pro forma adjustment to reflect a tax provision on a separate return basis.
       Refer to Question 3 of SAB Topic 1.B.
 January 6, 2025
Page 7

Note 5 - Intellectual Property - License Agreement from a Related Party, page
F-28

25. We note your response to comment 47. In a similar manner to your response, please disclose the nature of the license agreement. Please also provide all of the disclosures required by ASC 350-30-50 as well as how you evaluate this intangible asset for impairment considering the guidance in ASC 350-30-35.


Note 6 - Investment in NovoDX - a Related Party, page F-29

26. We note your response to comment 48. Please expand your disclosures to provide a comprehensive explanation of your accounting for your investment in NovoDX
       Corporation pursuant to ASC 321. Please specifically address the following in your disclosures:
           The percentage that you own of this entity;
           How you determine the appropriate carrying value of this entity;
           How you review this investment for impairment as well as how you determined the appropriate impairment amount to record; and How you determined it was appropriate to reverse the impairment loss as
           disclosed on page F-29 with specific reference to the guidance that you considered.
       Please also refer to the disclosure requirements of ASC 321-10-50. Condensed Consolidated Statement of Changes in Shareholders Equity, page F-32

27. We note your response to comment 16. The other issuance of 400,000 shares appears to be related to shares issued for services as presented on the statement of changes in shareholders' equity. As previously requested, please provide appropriate disclosures for these transactions, which should include a description of the terms of these share issuances, when they were issued, how they were accounted for, as well as how you determined it was appropriate to value these issuances at $1 per share. In this regard, we note that the expense associated with these shares reflects approximately 76% of the net loss of $529,137 for the period ended September 30, 2024.
Note 4 - Intellectual Property - License Agreement with a Related Party, page
F-37

28. We note your response to comment 50. Please further clarify why an additional
       500,000 shares of common stock were issued pursuant to the amended
License
       Agreement as well as how those shares were accounted for in your financial statements.
Item 15. Recent Sales of Unregistered Securities, page II-1

29. We note your revised disclosure in response to comment 51. Please further revise your disclosure to identify the accredited investors that purchased the shares in connection with the Bridge Financing or, if true, disclose that the disclosed Selling Shareholders represent all of the purchasers involved in the Financing. Refer to Item 701(b) of
       Regulation S-K.
 January 6, 2025
Page 8

Exhibits

30. Please file your exhibits in proper text-searchable format, including exhibits 3.1, 3.2,
       3.3, 3.4, 10.3, 10.4, 10.7, 10.8, 10.9, and 10.11. Refer to Item 301 of
Regulation S-T.
General

31. We note your response to prior comment 53 and reissue the comment in part.
       Specifically, we note your disclosure, on page 1, noting that "dimethicone is the USP monographed ingredient in Photocil." Please revise your disclosure to define industry or scientific terms, such as "USP monographed," "FDA monographed," "dimethicone," and "sulfotransferase enzme" at first use.
       Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Jane Park at 202-551-7439 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Arthur Marcus